UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 4, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Delta Apparel, Inc.

File No. 001-15583 - CF#37111

Delta Apparel, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on August 28, 2009 and December 15, 2015 and Forms 8-K filed on October 25, 2011 and March 14, 2013, as amended.

Based on representations by Delta Apparel, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.7.1	10-K	August 28, 2009	through December 31, 2021
10.1	8-K	October 25, 2011	through December 31, 2021
10.1	8-K	March 14, 2013	through December 31, 2021
10.6.4	10-K	December 15, 2015	through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary